

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Thomas Russo
Chief Financial Officer
ASSEMBLY BIOSCIENCES, INC.
331 Oyster Point Blvd.
Fourth Floor
South San Francisco, CA 94080

      Re: ASSEMBLY BIOSCIENCES, INC.
             Form 10-K for the Year Ended December 31, 2019
             Filed March 4, 2020
             File No. 001-35005

Dear Mr. Russo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences